FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

**Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934**

For the month of August 2005

Goldcorp Inc.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street
Vancouver, British Columbia V6C 3L6 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ....[ ].....   Form 40-F ....[X]....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ]   No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.

Date: August 15, 2005

By: /s/ Julia Hasiwar

Name: Julia Hasiwar
Title: Director, Investor Relations



Suite 1560 - 200 Burrard St.
Vancouver, BC, V6C 3L6
Tel: (604) 696-3000
Fax: (604) 696-3001

Toronto Stock Exchange: G   **New York Stock Exchange:GG**

GOLDCORP REPORTS TEN-FOLD EARNINGS INCREASE TO $98 MILLION
ON GOLD SALES OF 543,000 OUNCES FOR SECOND QUARTER

Vancouver, British Columbia: August 15, 2005 – Goldcorp Inc. (TSX: G; NYSE: GG) is pleased to announce its second quarter results, highlights of which are:

- **Net earnings increased to $98 million ($0.30 per share), compared with $9 million ($0.05 per share) in 2004. Included in the 2005 net earnings of $98 million is $52 million from the sale of gold bullion inventory;**

- **Operating cash flows increased to $164 million ($0.50 per share), compared with $12 million ($0.06 per share) in 2004;**

- **Gold production doubled to 281,000 ounces for the quarter, compared with 138,600ounces in 2004;**

- **Gold sales were 543,100 ounces, including the sale of 275,700 ounces of gold bullion inventory held at the start of the quarter (2004 - 93,600 ounces);**

- **Total cash costs more than halved to $52 per ounce compared to $116 per ounce in 2004. Commissioning of Amapari mine commenced during the quarter, with production expected by the fourth quarter.**

- **Commissioning of Amapari mine commenced during the quarter, with production expected by the fourth quarter.**

- **With a cash balance of $421 million at June 30, 2005, in combination with the recently announced $500 million bank credit facility, the Company is well positioned to continue to grow by way of acquisition.**

For the six months to June 30, 2005, net earnings increased to $128 million ($0.44 per share) compared with $27 million ($0.14 per share) in 2004, and operating cash flows increased to $244 million ($0.84 per share), compared with $8 million ($0.04 per share) in 2004. Gold production totalled 556,400 ounces in 2005 compared with 297,900 ounces in 2004. Gold sales increased to 760,600 ounces at a total cash cost of $64 per ounce, compared with 201,000 ounces at a total cash cost of $107 per ounce in 2004.

President and CEO Ian Telfer said, "The Company's spectacular quarterly results are indicative of the strengths of the Company, which include increasing gold production, very strong earnings and cash flows, and the lowest cash costs in the industry."

Goldcorp is the world's lowest-cost million-ounce gold producer with safe, profitable and sustainable mining operations throughout the Americas and in Australia. Production in 2005 is expected to exceed 1.1 million ounces at a cash cost of less than $60 per ounce. The company has a strong balance sheet, no outstanding debt and no hedging. Goldcorp expects a 40% increase in annual production to 1.6 million ounces of gold by 2007 due to organic growth, and the company also intends to grow through acquisition.

Second Quarter Earnings Conference Call:

A conference call will be held Tuesday, August 16th at 11:00 a.m. (ET) to discuss these results. You may join the call by dialing toll free 1-888-789-0150 or (416) 695-6622 for calls from outside Canada and the US.

The conference call will be recorded and you can listen to a playback by dialing 1-888-509-0081 or (416) 695-5275. A live and archived audio webcast will also be available on the website at www.goldcorp.com.

For further information, please contact:
Julia Hasiwar
Director, Investor Relations
Goldcorp Inc.
1560-200 Burrard Street
Vancouver, British Columbia, V6C 3L6
Telephone: 604-696-3011
Fax: (604) 696-3001
e-mail: info@goldcorp.com
website: www.goldcorp.com